210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Positive REOLSYIN® Clinical Trial Data Presented at ASCO Gastrointestinal Cancers Symposium

CALGARY, AB, --- January 28, 2013 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced a poster presentation covering positive preliminary results from a Phase I study examining the intravenous administration of REOLYSIN in combination with FOLFIRI in patients with metastatic colorectal cancer (REO 022). The results were presented at the ASCO Gastrointestinal Cancers Symposium in San Francisco, CA, which took place from January 24-26, 2013.

The poster presentation, titled: “A Multicenter Phase I Study of Intravenous Administration of REOLYSIN in combination with Irinotecan/Fluorouracil/Leucovorin (FOLFIRI) in Patients (pts) with Oxaliplatin-Refractory/Intolerant KRAS-Mutant Metastatic Colorectal Cancer (mCRC),” was authored by Ocean et al. Twenty-one patients were enrolled in the study, including nine that were FOLFIRI-naïve. Of the 18 patients evaluable for response there was one partial response and nine had stable disease. The combined overall progression free survival (PFS) of FOLFIRI-naïve and FOLFIRI-failed patients was 7.4 months. The authors concluded that the combination of REOLYSIN and FOLFIRI was safe and well tolerated and resulted in disease control in the majority of evaluable patients, including patients that had previously progressed on Irinotecan.

“These results are intriguing, particularly with respect to patients who have failed prior FOLFIRI treatment,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “This study, in conjunction with an earlier study examining REOLYSIN monotherapy in metastatic colorectal patients (REO 013), formed the basis for our decision to proceed into a randomized study in colorectal cancer (IND 211), which is now enrolling.”

The trial was a 21-patient, single arm dose escalation study designed to determine a maximum tolerated dose and dose-limiting toxicities for the combination of REOLYSIN and FOLFIRI. Eligible patients included those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease. They must have progressed on or within 190 after the last dose of an oxaliplatin regimen in the metastatic setting, or be intolerant to oxaliplatin.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the Phase I colorectal cancer trial of REOLYSIN in combination with FOLFIRI, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com